650 page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

August 7, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Pamela Long
Terence O’Brien
Nudrat Salik
Jessica Dickerson
Era Anagnosti

Re:	Vivint Solar, Inc. Draft Registration Statement on Form S-1 Submitted May 14, 2014
CIK No. 0001607716

Ladies and Gentlemen:

On behalf of our client, Vivint Solar, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 31, 2014 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Management’s Discussion and Analysis…, page 67

Investment Funds, page 69

1.	We continue to evaluate your response to comment three of our letter dated July 10, 2014. In this regard, we note your statement that none of the investment fund agreements is individually material to the company and the company is not substantially dependent on any one such investment fund. We further note your statement that the fund investors consist of four different financial institutions. Given that your primary source of financing is concentrated among only four financial institutions, supplementally please advise us whether you are substantially dependent on any of the four financial institutions. As noted in your response, tax equity investment funds are currently your “primary source of financing to fund the growth of the Company’s business.” Contracts which ordinarily accompany the kind of business conducted by a company upon which the company’s business is substantially dependent, as in the case of continuing contracts to purchase the major part of a company’s requirements of goods, are considered material contracts pursuant to the requirements of item 601(b)(10(ii)(B). We will make a final determination upon review of your response.

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In response to the Staff’s comment, the Company respectfully advises the Staff that the Company is not substantially dependent on any one financial institution. The Company further advises the Staff that the investment commitments of such financial institutions are fairly evenly distributed among the four financial institutions, with no financial institution having committed to contribute more than approximately a third of the Company’s current tax equity. The Company also believes that other sources of capital are readily available.

The Company currently has nine investment funds, and, as noted in the Company’s response to the Staff in the Company’s letter dated July 18, 2014, the Company expects to enter into up to seven additional investment funds in 2014. The Company expects to enter into new investment funds in 2014 with up to five additional financial institutions, from which the Company has not previously obtained tax equity. The Company is currently in negotiations with these new investors, and assuming such funds close as anticipated, the Company will have entered into funds with a total of nine financial institutions by the end of 2014. Beyond these potential investors, the Company is also currently in preliminary discussions with an additional six potential investors with whom the Company does not currently have investment funds.

In addition, the Company notes that it has surveyed a cross section of public companies that enter into tax equity financing arrangements in the ordinary course of business: SolarCity Corporation, SunPower Corporation, Real Goods Solar, Inc., Terraform Power, Inc., NRG Yield, Inc., NextEra Energy Partners, LP, Pattern Energy Group, Inc., and Abengoa Yield Limited. None of such companies have filed with the SEC any of the definitive documents related to such tax-equity investment funds. As disclosed on Page 29 of the Registration Statement, there are a relatively small number of investors in the tax equity market today that generate sufficient profits and possess the requisite financial sophistication that can benefit from tax equity investment funds. Any requirement to publicly disclose the Company’s investment fund agreements and the time and expense associated with securing confidential treatment for portions of such agreements, particularly where similar requirements historically have not been imposed on other companies that enter into tax equity financing arrangements in the ordinary course of business, would serve as a severe disincentive to investors to invest in the Company’s funds. The Company respectfully advises the Staff that these investment fund agreements are highly technical, contain confidential information that it believes is not material to the investing public and that the filing of these agreements will not only be burdensome, but also not materially informative. To that end, the Company has included extensive disclosure in the Registration Statement regarding the material aspects of its investment funds which is more than adequate for an investor to make an informed investment decision.

Key Operating Metrics, page 72

Estimated Retained Value, page 75

2.	We note your response to comment five of our letter dated July 10, 2014. Please provide robust disclosures of the basis and limitations of your estimated retained value metrics. Please ensure your revised disclosures address the following:

•	Describe the basis for the assumptions of a 6% discount rate and renewals of 100% of customers at a price of 90% of the contractual price. Please provide a quantitative sensitivity analysis of the effects of changes in these assumptions on your estimated retained value metrics;

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•	Describe in more detail the assumptions regarding estimated expenses and cash payments you are obligated to distribute to tax equity investors and the basis for these assumptions; and

•	Discuss any limitations of your estimated retained value metrics. For example, if lease contracts can be terminated early under specific circumstances, you should disclose that your retained value metrics do not take into account these potential early terminations.

Please supplementally provide us with a copy of your estimated retained value metric calculations.

In response to the Staff’s comment, the Company will revise the disclosures on pages 75 and 76 of the Registration Statement as set forth below.

On a supplemental basis, the Company is providing to the Staff a table that contains the Company’s calculations for estimated retained value of the solar energy systems. The calculations include estimated retained value under energy contract and estimated retained value of renewal. Total estimated retained value for the Company is the sum of estimated retained value for all of our investment funds combined.

Revised disclosure:

Estimated Retained Value

Estimated retained value and estimated retained value per watt are key operating metrics because these amounts reflect the net cash flows we expect to receive from customers pursuant to long-term customer contracts and represent valuable future revenue streams created by our operations, but which are not yet recognized on our financial statements. Management and public investors consider these metrics to be important because they represent value created by us that is not yet recognized in our financial statements.

Estimated retained value represents the cash flows, discounted at 6%, that we expect to receive from customers pursuant to long-term customer contracts net of estimated cash distributions to fund investors and estimated operating expenses for systems installed as of the measurement date. For purposes of the calculation, we aggregate the estimated retained value from the solar energy systems during the typical 20-year term of our contracts, which we refer to as estimated retained value under energy contracts, and the estimated retained value associated with an assumed 10-year renewal term following the expiration of the initial contract term, which we refer to as estimated retained value of renewal.

Estimated retained value under energy contract considers the net cash flows during the initial 20-year term of our long-term customer contracts, and is based on the solar energy systems under long-term customer contracts that have been installed as of the measurement date. Estimated retained value under energy contract is defined as the forecasted net present value, discounted at 6%, of estimated nominal contracted payments remaining, net of estimated cash payments we believe we will be obligated to distribute to tax equity investors, and estimated expenses.

All such estimated expenses associated with the operations, maintenance, and administrative activities of the solar energy systems are subtracted for the purpose of calculating estimated retained value. The anticipated expenses include accounting, reporting, audit, insurance, maintenance and repairs. These costs vary by investment fund based on the requirements of the particular fund and are estimated as a cost per watt or as a specific dollar amount. In aggregate we estimate these expenses to range from $0.60 to $0.80 per watt over the contract period and assumed renewal period. We also include the replacement cost of

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invertors, which have a 10 to 20-year warranty, with an estimated 2% annual price decline from current pricing. Our other costs and exposure related to this equipment is mainly covered by the applicable product’s warranty, which generally meet or exceed the life of the contract. Aside from the invertor replacement costs, we expect to incur routine operating costs which are mainly administrative in nature and estimated on our experience in the normal course of business. Expected distributions to fund investors vary between the different funds and are based on individual fund contract provisions. These distributions are estimated based on contracted rates, expected sun hours, and the production capacity of the solar equipment installed.

Estimated retained value of renewal is the forecasted net present value, discounted at 6%, of payments we would receive during an assumed 10-year renewal term following the expiration of the initial contract term, net of the same amounts described in estimated retained value under energy contract. To calculate estimated retained value of renewal, we assume all contracts are renewed at 90% of the contractual price in effect at expiration of the initial term. Such calculation is based on the solar energy systems under long-term customer contracts that have been installed as of the measurement date.

~~Estimated retained value is a reporting metric forecasted as of specified dates. It is a forward-looking number and we use judgment in developing the assumptions used to calculate it. Those assumptions may not prove to be accurate over time.~~

[Table 1 – estimated retained value]

Estimated retained value per watt is calculated by dividing the estimated retained value as of the measurement date by the aggregate nameplate capacity of solar energy systems under long-term customer contracts that have been installed as of such date. ~~Estimated retained value per watt is subject to the same uncertainties and assumptions, which may not prove to be accurate over time, as estimated retained value.~~ We have chosen to initially introduce our solar energy systems in states where utility rates, climate conditions and regulatory policies provide for the most compelling market for distributed solar energy. Although we believe there are many other markets that have attractive economics for us, estimated retained value per watt will decrease over time because these markets are not as attractive as the ones in which we currently operate. We may experience disproportionate growth in markets that offer attractive incentives such as SRECs, the value of which is not reflected in estimated retained value. In addition, the estimated retained value associated with commercial and industrial solar energy systems is typically less than that for residential solar energy systems. To the extent we expand into the commercial and industrial market, estimated retained value per watt will also be adversely affected. Furthermore, other companies may calculate estimated retained value per watt (or a similar metric) differently than we do, which reduces its usefulness as a comparative measure.

[Table 2 – estimated retained value per watt]

Estimated retained value and estimated retained value per watt are reporting metrics forecasted as of specified dates. They are forward-looking numbers and we use judgment in developing the assumptions used to calculate them. Those assumptions may not prove to be accurate over time.

We consider a discount rate of 6% to be appropriate based on recent market transactions that demonstrate that a portfolio of residential solar customer contracts is an asset class that can be securitized successfully on a long term basis, with a coupon of less than 5%. Estimated retained value of renewal assumes all contracts are renewed at 90% of the contractual price in effect at expiration of the initial term. We consider this to be appropriate based on the life expectancy of the equipment, which extends beyond the initial

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contract term, and the belief that customers will continue to receive value from the energy generated by the solar energy systems as compared to purchasing energy from utilities, assuming utility rates for residential electricity continue to increase at their historical pace. The tables below provide a range of estimated retained value amounts if different default, discount and renewal rate assumptions were used.

Estimated retained value and estimated retained value per watt amounts do not consider the impact of other events that could adversely affect the cash flows generated by the solar energy system during the contract term and anticipated renewal period. These events could include, but are not limited to, non-payment of obligated amounts by the customer, declines in utility rates for residential electricity or early contract termination by the customer as a result of the customer purchasing the solar energy system in connection with the sale of the home on which the solar energy system is installed. To date, such early terminations have been immaterial to our business.

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Results of Operations, page 81

3.	We note your responses to comments four and six of our letter dated July 10, 2014 and the expanded disclosure addressing the HLBV method. Please expand the disclosure further to address the significant differences in the application of the HLBV method between the partnership and inverted lease structures. For example, the receipt of tax benefits appears to reduce the amount distributable to the fund investor pursuant to the contractual liquidation provisions under a partnership structure whereas tax benefits do not appear to impact the contractual liquidation provisions under an inverted lease structure. It appears this difference would impact the application of the HLBV method.

In response to the Staff’s comment, the Company has revised its disclosure on page 82 through 84 of the Registration Statement as set forth below.

Revised disclosure:

Net Income Available (Loss Attributable) to Stockholder

We determine the net income available (loss attributable) to stockholder by deducting from net loss the net loss attributable to non-controlling interests and redeemable non-controlling interests. The net loss attributable to non-controlling interests and redeemable non-controlling interests represents the investment fund investors’ allocable share in the results of operations of the investment funds, which we consolidate.

We have determined that the legal provisions in the contractual arrangements of the investment funds represent substantive profit-sharing arrangements, where the allocation to the partners differ from the stated ownership percentages. We have further determined that the appropriate methodology for attributing income and loss to the non-controlling interests and redeemable non-controlling interests each period is a balance sheet approach using the HLBV method. Under the HLBV method, the amounts of income and loss attributed to the non-controlling interests and redeemable non-controlling interests in the consolidated statements of operations reflect changes in the amounts the fund investors would hypothetically receive at each balance sheet date under the liquidation provisions of the contractual agreements of these funds, assuming the net assets of the respective investment funds were liquidated at recorded amounts determined in accordance with GAAP. The fund investors’ interest in the results of operations of these investment funds is determined as the difference in the non-controlling interests and redeemable non-controlling interests’ claim under the HLBV method at the start and end of each reporting period, after taking into account any capital transactions between the fund and the fund investors. For all of our investment funds, the application of HLBV is performed consistently, however, ~~T~~the results of that application ~~calculation~~ and its impact on the income or loss allocated between us and the non-controlling interests and redeemable non-controlling interests depend on the respective funds’ specific contractual liquidation provisions. For all of our investment funds, ~~of each investment fund and~~ the HLBV results are ~~is~~ generally affected by, among other factors, the tax attributes allocated to the fund investors including tax bonus depreciation and investment tax credits or U.S. Treasury grants in lieu of the investment tax credits, the amount of preferred returns that have been paid to the fund investors by the investment funds, and the allocation of tax income or losses in a liquidation scenario. ~~As a result, the attribution of GAAP income and loss to the non-controlling interests and redeemable non-controlling interests under HLBV will vary depending upon the contractual liquidation provisions associated with an investment fund.~~

Regardless of the investment fund structure, the contractual liquidation provisions of our existing funds provide that the allocation percentages between us and the investor change, or “flip,” under certain circumstances. Prior to the point at which the allocation percentage flips, the investor is entitled to receive

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most of the value generated by the solar energy systems; afterwards, we are entitled to receive most of the value. The difference between our current inverted lease structures and our current partnership structures that drives a significant impact on our results from the application of the HLBV method is how the flip point is determined. The result of this difference is described in detail in the following paragraphs.

For our existing investment funds which have adopted the partnership structure, the flip point is tied to the achievement of the fund investor’s targeted rate of return. The receipt of tax benefits by the fund investor count towards the achievement of such target, which reduces the amount distributable to the fund investor in a hypothetical liquidation under these fund’s contractual liquidation provisions. This results~~. Any decrease in the fund investor’s claim on the net assets of the investment fund in turn results~~ in a net loss attributable to the fund investor in the period in which these tax benefits are received as a result of our application of~~under~~ the HLBV method.

For our existing investment funds which have adopted the inverted lease structure, the flip point is typically tied to the passage of a period of time that corresponds to the expiration of the recapture period associated with ITCs. An investor in a fund with an inverted lease fund structure will receive tax benefits similar to an investor in a fund that has adopted a partnership structure; however, unlike the partnership investment fund structure, the receipt of tax benefits by the fund investor does not impact the amount distributable to the fund investor in a hypothetical liquidation under these funds’~~s~~ contractual liquidation provisions. At the flip point, which typically corresponds to the end of the ITC recapture period, the fund investor’s claims on the net assets of the investment fund generally decreases. This is expected to result~~decrease results~~ in a net loss attributable to the fund investor in the period when the flip occurs as a result of our application of ~~under~~ the HLBV method.

These differences are a result of the specific contractual provisions for each of our existing funds and are not necessarily indicative of terms for our future partnership or inverted lease structures. Future investment funds may contain different features than those that we currently employ and, as a result, would not necessarily impact the HLBV calculation and resulting allocation of net income or loss in the same way that our existing funds do. For example, we may in the future enter into partnership structures in which the flip is based on the passage of time, and we would expect such funds to impact the HLBV calculation in ways that more closely resemble the impact of our current inverted lease funds than our current partnership funds.

The HLBV calculation for both fund structures may also be affected by the timing of an investor’s cash contribution to the investment fund relative to the timing of the contribution or sale of the solar energy systems to the applicable investment fund. A portion of the solar energy systems purchased by, or contributed to, an investment fund are not installed at the time of purchase or contribution and therefore do not have any carryover basis allocated to them. Our wholly-owned subsidiary has an obligation to purchase, install, and provide the solar energy system equipment to an investment fund for any in-progress projects that were previously purchased by such fund. If our wholly-owned subsidiary does not ultimately provide the investment fund with the solar energy systems that it purchased, it is required to refund the purchase price to the investment fund. In these specific cases, we determined that the portion of the cash purchase price paid by an investment fund that relates to in-progress projects should be recorded as a receivable by the investment fund (i.e., representing the investment fund’s right to receive solar panels and related equipment for solar energy systems that are installed after the project is purchased by the investment fund). Given that our subsidiary controls the investment fund, we have accounted for the receivable balance (i.e., the entire difference between the carryover basis of the purchased solar energy systems and the cash paid to our subsidiary) as a reduction in the investment fund’s members’ equity in accordance with GAAP. Initially, this results in the allocation of losses amongst the partners, primarily to the fund investor, because

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the GAAP equity balance is less than the tax capital account. When such solar energy systems are subsequently installed, members’ equity is increased, which reverses the prior allocation of losses. In most cases, the reversal of such losses occurs within a short period of time, approximately three months.

If the redemption value of our redeemable non-controlling interests exceeds their carrying value after attribution of income or loss under the HLBV method in any period, we will make an additional attribution of income to our redeemable non-controlling interests such that their carrying value will at least equal the redemption value.

We apply the HLBV method consistently across our investment funds; however, the impact on non-controlling interests and redeemable non-controlling interests may vary significantly period-to-period depending on the structure of the funds we enter into, the contractual liquidation provisions of such investment funds, the age of such investment funds and~~, in the case of funds that adopt the partnership fund structure~~, the timing of an investor’s cash contribution to the investment fund relative to the timing of the contribution or sale by us of the solar energy system to the applicable investment fund.

4.	Please help us better understand the impact of purchases of solar energy systems by funds on your application of the HLBV method under both structures. Please specifically address the following:

•	Please help us understand why there would be a lag between when the solar energy systems are purchased and installed. For example, we note that $34.8 million of the loss allocated to non-controlling interests for the quarter ended March 31, 2014 was caused by a significant liquidation loss due to Fund G purchasing a large number of solar energy systems that were not yet installed.

The Company respectfully advises the Staff that, in both investment fund structures, the Company sells or contributes the solar energy systems to the investment funds at various times after the execution of the customer agreement and in advance of the system’s placement into service, so that the investment fund is eligible for any investment tax credit associated with the solar energy system. In addition, the Company is generally required to cause the installation of such solar energy systems to occur not later than a contractually stated deadline. The Company receives some or all of the investor’s contributions to the investment fund at the time of such purchase or contribution of the solar energy systems, but the solar energy systems do not begin to generate revenue until after placement into service. There will be a period of time, therefore, between such purchase or contribution and completion of installation, placement into service, and the subsequent realization of revenues.

•	Please tell us how the price that the investment funds pay for the solar energy systems is determined and the impact that the difference between the purchase price and carrying value of the solar energy systems has on your application of the HLBV method; and

The Company respectfully advises the Staff that the purchase price paid for solar energy systems by an investment fund is based on the fair market value, as determined by an independent appraiser. As the Company consolidates the subsidiary that develops the solar energy systems as well as the investment fund, the sale of the solar energy systems are considered transactions under common control and therefore reflected at their historical cost. Cash distributions in excess of the installed purchased solar energy systems’ carrying value are treated as deemed distributions from the investment fund to the Company. The difference between the purchase price and the carrying value of the solar energy systems is one of several variables that may impact the income or loss allocated to us under HLBV. In most cases, any excess of the

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purchase price over the carrying value of the solar energy systems would result in allocations of income to us. The Company additionally advises the Staff that while the purchase price of the solar energy systems may affect the results of HLBV, the Company consistently applies HLBV across all of its investment funds.

•	We note that the receivable balance related to solar energy systems which have been purchased by the investment funds but not installed is recorded as a reduction to the investment fund’s member’s equity which initially results in the allocation of losses amongst the investor, primarily to the fund investor. When such solar systems are subsequently installed, the prior allocation of losses is reversed. Please clarify whether there is similar treatment and impact of these receivables on your application of the HLBV method on inverted lease structures.

The Company respectfully advises the Staff that the fund investors in the Company’s existing inverted lease structures contribute cash in phases as projects move from design, to installation, to being placed in service. In contrast, investors in all but one of the Company’s existing partnership structures contribute the total capital commitment required for each solar energy system in a single payment, which generally occurs early on in the design and installation process. As such, a receivable balance is recorded for investment funds using the partnership structure but is not recorded for investment funds using the inverted lease structure given that cash contributions from investment funds using the inverted lease structure do not exceed the book value of the assets contributed. If, in the future, such receivables do occur in an inverted lease structure, the Company would expect the impact of those receivables on the application of HLBV to be consistent with those observed in its partnership structures.

Financial Statements

General

5.	We note your response to comment 15 of our letter dated July 10, 2014. Please expand your disclosures to show how you arrived at the amount of interest expense to be eliminated in the pro forma adjustment for each period presented. You should include a discussion of any significant assumptions and estimates used to arrive at these amounts.

In response to the Staff’s comment, the Company will expand its disclosure on page 66 of the Registration Statement, as set forth below, to specify that the pro forma adjustment to eliminate the interest expense is equal to the actual interest expense recorded in the respective periods related to all borrowings under our revolving lines of credit, related party. The Company respectfully advises the Staff that there are no significant assumptions or estimates used to arrive at these amounts as they are based on the actual interest expense incurred for these borrowings.

Revised Disclosure:

Pro forma net income per share available to common stockholders (unaudited)(2):

(2) The pro forma basic and diluted net income per share available to common stockholders have been calculated assuming (1) the repayment in full of outstanding borrowings under our revolving lines of credit, related party, using proceeds from our initial public offering of $         and (2) the issuance of                  shares of common stock in this offering attributable to the debt repayment (and excludes the                  additional shares of common stock being issued by us in this offering) as if these transactions had occurred as of January 1,

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2013. This assumes net proceeds of $          based on the initial public offering price of $         , the midpoint of the price range set forth on the cover of the prospectus, after deducting $          in underwriter discounts and commissions and estimated offering expenses of $         . The pro forma adjustment to eliminate the interest expense is equal to the actual interest expense recorded in the respective periods related to all borrowings under our revolving lines of credit, related party.

Note 10. Investment Funds

Guarantees, page F-34

6.	We note your response to comment 21 of our letter dated July 10, 2014. You state that you do not guarantee a minimum internal rate of return to be received by fund investors. Please help us understand how this statement does not conflict with your disclosures on page 26, which state that your investment funds contain terms that contractually require you to make payments to the fund to ensure that such investors achieve a specific targeted internal rate of return by a specified date. Please expand your disclosures to discuss these guarantees pursuant to ASC 460.

In response to the Staff’s comment, the Company will revise the disclosure on Page 26 of the Registration Statement, as set forth below, to clarify that the Company does not guarantee the achievement of the fund investor’s targeted rate of return. Rather, in certain of the Company’s investment funds, the Company provides the fund investors with priority allocations of tax benefits and distributions of a stated amount of cash flows generated by the systems owned by the respective funds. For the Company’s partnership structures, these allocations and distributions occur until the investor achieves its targeted rate of return. For the Company’s inverted lease structures such allocations and distributions occur for a contractual period of time which generally corresponds to the recapture period associated with investment tax credits.

Revised Disclosure:

Our investment funds contain arrangements which provide for ~~us to make payments to or relinquish~~ priority distributions ~~from the investment funds so that~~ to fund investors until they receive their targeted ~~returns and~~ rates of return. In addition, under the terms of certain of our investment funds, we may be required to make payments to the investors if certain tax benefits that are allocated to such investors are not realized as expected. Our financial condition may ~~could~~ be adversely ~~affected~~ impacted if a fund is required to make these priority distributions for a longer period than anticipated to achieve the investors’ targeted rates of return or if we are required to make any tax related ~~such~~ payments ~~or relinquish any such distributions~~.

Our fund investors expect returns partially in the form of cash and, to enable such returns, our investment funds contain terms that contractually require the funds to make priority distributions to the fund investor, to the extent cash is available, until it achieves its targeted rate of return. The amounts of potential future distributions under these arrangements depends on the amounts and timing of receipt of cash flows into the investment fund, almost all of which is generated from customer payments related to solar energy systems that have been previously purchased (or leased, as applicable) by such fund. If such cash flows are lower than expected, the priority distributions to the investor may continue for longer than initially anticipated. Additionally, certain of our investment funds require that, under certain circumstances, we forego distributions from the fund that we are otherwise contractually entitled to so that such distributions can be redirected to the fund investor until it achieves the targeted return.

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Our fund investors also expect returns partially in the form of tax benefits and, ~~we provide certain mechanisms~~ to enable such returns, ~~to our investors. O~~our investment funds contain terms that contractually require ~~us to (1) make payments to the fund to ensure that such investors will achieve a specified targeted internal rate of return by a specified date, (2) forego distributions from the fund so that such distributions can be redirected to the fund investor until it achieves the targeted return or (3)~~ us to make payments to the funds that are then used to make payments to the fund investor in certain circumstances so that the fund investor receives value equivalent to the tax benefits it expected to receive when entering into the transaction. The amounts of potential ~~future~~ tax payments ~~or distributions relinquished~~ under these arrangements depends on ~~the amounts and timing of future distributions to the relevant investors from the funds and~~ the tax benefits that accrue to such investors from the funds’ activities.

Due to uncertainties associated with estimating the timing and amounts of these cash distributions and allocations of tax benefits to such investors, we cannot determine the potential maximum future impact on our cash flows or payments that we could have to make under these arrangements. We may agree to similar terms in the future if market conditions require it. Any significant payments that we may be required to make or distributions ~~payments~~ to us that are relinquished as a result of these arrangements could adversely affect our financial condition.

Note 18. Subsequent Events, page F-52

7.	Please expand your disclosures to discuss the significant terms of the new fund arrangement and the restated sublease agreement entered into in July 2014.

In response to the Staff’s comment, the Company will remove the disclosure on the restated sublease agreement as it had not been executed as of the date of this letter. The Company will expand its disclosure on the new fund arrangement on page F-52 of the Registration Statement as set forth below.

Revised disclosure:

In July 2014, ~~subsidiaries~~ a wholly owned subsidiary of the Company entered into a solar investment fund arrangement with a fund investor. ~~The Company’s assessment of whether the fund arrangement is a VIE is not complete.~~ The total ~~current available financing~~ commitment under the solar investment fund arrangement is $100.0 million. The Company’s wholly owned subsidiary has the right to elect to require the fund investor to sell all of its membership units to the Company’s wholly owned subsidiary beginning on the date that certain conditions are met. The purchase price for the fund investor’s interest is the greater of fair market value at the time the option is exercised and a specified amount. The option is not expected to become exercisable prior to 2022. The Company has not yet completed its assessment of whether the fund arrangement is a VIE.

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Please direct any questions regarding the Company’s responses to me at (206) 883-2524 or mnordtvedt@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael Nordtvedt Michael Nordtvedt

cc:	Gregory S. Butterfield, Vivint Solar, Inc.
Shawn J. Lindquist, Vivint Solar, Inc.
Larry W. Sonsini, Wilson Sonsini Goodrich & Rosati P.C.
Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati P.C.
Robert G. Day, Wilson Sonsini Goodrich & Rosati P.C.
Kevin P. Kennedy, Simpson Thacher & Bartlett LLP
Igor Fert, Simpson Thacher & Bartlett LLP
David Hickox, Ernst & Young LLP